UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Robert L. Potts

Senior Vice President, Corporate Securities & Finance Counsel and Assistant Secretary

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Atif Azher

Naveed Anwar

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

August 13, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.8%2/
14	Type of reporting person (see instructions) CO

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,209,870 shares of Class A Common Stock outstanding as of May 31, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by the Issuer with the Securities and Exchange Commission (the “SEC”). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.8%2/
14	Type of reporting person (see instructions) CO

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,209,870 shares of Class A Common Stock outstanding as of May 31, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons VMW Holdco LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 80,000,000 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 80,000,000 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 80,000,000 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.3%2/
14	Type of reporting person (see instructions) OO

1/

Includes (i) 20,000,000 shares of Class A Common Stock and (ii) 60,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,209,870 shares of Class A Common Stock outstanding as of May 31, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.8%2/
14	Type of reporting person (see instructions) IN

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,209,870 shares of Class A Common Stock outstanding as of May 31, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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Explanatory Note

This Amendment No. 15 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”) and Michael S. Dell as the Reporting Persons on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D (which, among other matters, reported the status of VMW Holdco LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“VMW Holdco”), as a Reporting Person) filed on April 13, 2017, Amendment No. 8 to the Schedule 13D filed on May 10, 2017, Amendment No. 9 to the Schedule 13D filed on August 24, 2017, Amendment No. 10 to the Schedule 13D filed on September 14, 2017, Amendment No. 11 to the Schedule 13D filed on November 3, 2017, Amendment No. 12 to the Schedule 13D filed on February 2, 2018, Amendment No. 13 to the Schedule 13D filed on July 3, 2018 and Amendment No. 14 to the Schedule 13D filed on December 26, 2018 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to report the events described in Item 4 of this Amendment below. There have been no changes in the number of shares of the outstanding Class A Common Stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons and all changes in percentages of Class A Common Stock beneficially owned are caused by fluctuations in the number of shares of Class A Common Stock of the Issuer outstanding.

Item 2. Identity and Background.

Item 2 is hereby amended as follows:

The information set forth in amended and restated Annex A hereto is incorporated by reference herein.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

A special committee of the Board of Directors of VMware, Inc. (“VMware” and such special committee, the “VMware Special Committee”) and a special committee of the Board of Directors of Pivotal Software, Inc. (“Pivotal”) are proceeding to negotiate definitive agreements with respect to a transaction to acquire all of the outstanding shares of Class A common stock of Pivotal for cash at a per share price equal to $15.00 (the “Proposal”). In addition, the VMware Special Committee has requested in writing that Dell Technologies exchange all of the outstanding shares of Class B common stock of Pivotal other than shares of Class B common stock of Pivotal held by VMware (the “Class B Shares”) for shares of Class A Common Stock of VMware (such exchange, together with the transactions contemplated by the Proposal, the “Transaction”). Dell Technologies and the VMware Special Committee are now discussing a to be agreed upon exchange ratio, based upon the unaffected market price of each of the Pivotal Class A common stock and the VMware common stock.

The Proposal and any Transaction or alternative transaction arising therefrom are subject to a number of conditions, including, without limitation, non-waivable conditions requiring (1) the approval of the holders of a majority of the outstanding Pivotal common stock not owned by VMware or the Reporting Persons or, in each case, their affiliates (i.e. a majority of the minority vote), and (2) approval of a special committee of the Board of Directors of Pivotal. Other than with respect to the foregoing non-waivable conditions, VMware has the right to modify or withdraw the Proposal and the Transaction at any time and in any manner.

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Dell Technologies and the other Reporting Persons, at the written request of the VMware Special Committee, and as authorized by Dell Technologies’ Board of Directors, intend to evaluate the Transaction and negotiate the terms and conditions of Dell Technologies’ potential participation in the Transaction, including through negotiation of appropriate consideration for the Class B Shares. Dell Technologies will not proceed to agree to support the Transaction without the approval of its Board of Directors. There can be no assurance that the Transaction or any such alternative transaction will occur or whether, if pursued, the Transaction or any such alternative transaction would be consummated.

As of the date hereof, Michael S. Dell and Dell Technologies indirectly beneficially owned, through EMC Equity Assets LLC (a wholly-owned subsidiary of EMC) as holder of record and beneficial owner, 131,306,110 shares of Pivotal Class B common stock, not including any of the 44,208,162 shares of Pivotal Class B common stock held by VMware.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended as follows:

(a)

As of the date hereof, (i) Dell Technologies, EMC and Michael S. Dell are the beneficial owners of an aggregate of 330,678,605 shares of Class A Common Stock of the Issuer, consisting of (A) 30,678,605 shares of Class A Common Stock and (B) 300,000,000 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time, and (ii) VMW Holdco is the beneficial owner of a portion of such shares consisting of (A) 20,000,000 shares of Class A Common Stock and (B) 60,000,000 shares of Class B Common Stock. As of the date hereof, the 330,678,605 shares of Class A Common Stock beneficially owned by Dell Technologies, EMC and Michael S. Dell represent approximately 80.8% of the shares of Class A Common Stock.1/ Of those 330,678,605 shares, the 80,000,000 shares of Class A Common Stock beneficially owned by VMW Holdco represent approximately 47.3% of the shares of Class A Common Stock.2/

1/

Based on 109,209,870 shares of Class A Common Stock outstanding as of May 31, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock beneficially owned by such Reporting Persons into shares of Class A Common Stock.

2/

Based on 109,209,870 shares of Class A Common Stock outstanding as of May 31, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock beneficially owned by such Reporting Persons into shares of Class A Common Stock.

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(b) As of the date hereof:

Dell Technologies has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 330,678,605 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 330,678,605 shares.

EMC has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 330,678,605 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 330,678,605 shares.

VMW Holdco has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 80,000,000 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 80,000,000 shares.

Michael S. Dell has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 330,678,605 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 330,678,605 shares.

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. As of the date hereof, Dell Technologies, EMC and Michael S. Dell control approximately 97.5% of the combined voting power of both classes of common stock of the Issuer, and VMW Holdco controls approximately 19.9% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Issuer’s board of directors.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2019

DELL TECHNOLOGIES INC.

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President, Corporate Securities & Finance Counsel and Assistant Secretary

EMC CORPORATION

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

VMW HOLDCO LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Attorney-in-Fact

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Annex A

Annex A is hereby amended and restated as follows:

DIRECTORS AND EXECUTIVE OFFICERS

DELL TECHNOLOGIES INC.

The following sets forth the name, position and principal occupation of each director and executive officer of Dell Technologies Inc. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of its directors or executive officers beneficially owns any shares of Class A Common Stock of the Issuer and none of its directors or executive officers has engaged in any transactions in the shares of such Class A Common Stock during the past 60 days.

Directors	Principal Occupation
Michael S. Dell	Chief Executive Officer and Chairman Dell Technologies Inc.

David W. Dorman	Founding Partner Centerview Capital Technology

Egon Durban	Managing Partner and Managing Director Silver Lake Partners

William D. Green	Board member

Ellen J. Kullman	Board member

Simon Patterson	Managing Director Silver Lake Partners

Lynn M. Vojvodich	Board member and advisor to companies

Executive Officers	Title
Michael S. Dell	Chief Executive Officer

Jeffrey W. Clarke	Vice Chairman, Products and Operations

Allison Dew	Chief Marketing Officer

Howard D. Elias	President, Services and Digital

Marius Haas	President and Chief Commercial Officer

Steven H. Price	Chief Human Resources Officer

Karen H. Quintos	Chief Customer Officer

Rory Read	Chief Operating Executive, Dell and President, Virtustream

Richard J. Rothberg	General Counsel

William F. Scannell	President, Global Enterprise Sales and Customer Operations, Dell EMC

Thomas W. Sweet	Chief Financial Officer

EMC CORPORATION

The following sets forth the name, position and principal occupation of each director and executive officer of EMC Corporation. Each such person is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of the directors or executive officers of EMC Corporation beneficially owns any shares of Class A Common Stock of the Issuer and none of such directors and executive officers has engaged in any transactions in the shares of such Class A Common Stock during the past 60 days. Except as otherwise indicated, the principal occupation of each of the individuals named below is as an officer or executive officer of Dell Technologies Inc. under the titled listed.

Directors	Principal Occupation
Robert L. Potts	Senior Vice President, Corporate Securities & Finance Counsel

Executive Officers	Title
Michael S. Dell	Chief Executive Officer and Chairman

Tyler W. Johnson	Senior Vice President and Treasurer

Richard J. Rothberg	General Counsel and Secretary

Thomas W. Sweet	Chief Financial Officer

Robert L. Potts	Senior Vice President and Assistant Secretary

Tom Vallone	Senior Vice President, Tax

Maya G. McReynolds	Senior Vice President and Chief Accounting Officer

VMW HOLDCO LLC

The following sets forth the name, position and principal occupation of each director and executive officer of VMW Holdco LLC. Each such person is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of the directors or executive officers of VMW Holdco LLC beneficially owns any shares of Class A Common Stock of the Issuer and none of such directors and executive officers has engaged in any transactions in the shares of such Class A Common Stock during the past 60 days. Except as otherwise indicated, the principal occupation of each of the individuals named below is as an officer or executive officer of Dell Technologies Inc. under the titled listed.

Directors	Principal Occupation
Robert L. Potts	Senior Vice President, Corporate Securities & Finance Counsel

Michelle A. Dryer	Independent Director

Executive Officers	Title
Michael S. Dell	Chief Executive Officer and Chairman

Tyler W. Johnson	Senior Vice President and Treasurer

Richard J. Rothberg	General Counsel and Secretary

Thomas W. Sweet	Chief Financial Officer

Robert L. Potts	Senior Vice President and Assistant Secretary

Tom Vallone	Senior Vice President, Tax

Maya G. McReynolds	Senior Vice President and Chief Accounting Officer